UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2017

 Commission File No.: 000-30668

NOVA MEASURING INSTRUMENTS LTD.
(Translation of registrant's name into English)

Building 22 Weizmann Science Park, Rehovot
P.O.B 266
Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Attached hereto and incorporated by way of reference herein is a press release issued by the Registrant and entitled: "Nova Reports Third Quarter 2017 Results".

The GAAP financial statements tables included in the press release attached hereto are hereby incorporated by reference into the Registrant's registration statements on Form S-8, filed with the Securities and Exchange Commission on the following dates:  November 5, 2007 (File No. 333-147140); October 25, 2012 (File No. 333-184585) and March 6, 2015 (File No. 333-202550); August 25, 2017 (File No. 333-220158).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 1, 2017	NOVA MEASURING INSTRUMENTS LTD. (Registrant) By: /s/ Dror David —————————————— Dror David Chief Financial Officer

Company Contact: Dror David, Chief Financial Officer Nova Measuring Instruments Ltd. Tel: +972-73-229-5760 E-mail: info@novameasuring.com www.novameasuring.com	Investor Relations Contacts: Hayden/ MS-IR LLC Miri Segal Tel: +917-607-8654 E-mail: msegal@ms-ir.com Or Brett Maas Tel: +646-536-7331 E-mail: brett@haydenir.com

Company Press Release

Nova Reports Third Quarter 2017 Results

Rehovot, Israel, November 1, 2017 - Nova (Nasdaq: NVMI), a leading innovator and a key provider of metrology solutions for advanced process control used in semiconductor manufacturing, today reported financial results for the third quarter 2017, the period ended September 30, 2017.
Third Quarter 2017 Highlights:
•	Quarterly revenue of $54.1 million, within company guidance
•	GAAP net income of $11.5 million, or $0.40 per diluted share, exceeding guidance of $0.27 to $0.37 per share
•	Non-GAAP net income of $13.1 million, or $0.46 per diluted share, exceeding guidance of $0.33 to $0.43 per share
•	Continuous diversification with Memory customers generating 45% of quarterly revenue
•	On pace to achieve fifth consecutive record revenue year, driven by growing market adoption of both OCD and XPS metrology solutions

GAAP Results ($K)
	Q3 2017	Q2 2017	Q3 2016
Revenues	$54,058	$56,126	$44,060
Net Income (Loss)	$11,502	$13,313	$(4,778)
Earnings (Loss) per Diluted Share	$0.40	$0.47	$(0.18)
NON-GAAP Results ($K)
	Q3 2017	Q2 2017	Q3 2016
Net Income	$13,101	$15,167	$9,449
Earnings per Diluted Share	$0.46	$0.53	$0.34

A reconciliation between GAAP operating results and non-GAAP operating results is provided following the financial statements that are part of this release. Non-GAAP results exclude amortization of acquired intangible assets, net adjustments of deferred tax assets, stock-based compensation expenses, expense related to royalty buyout agreement with the Office of the Chief Scientist and inventory write-off.

Management Comments

"Strength in both our Dimensional and Materials metrology product lines drove another solid quarter, supporting our expectations for a fifth sequential record year," commented Eitan Oppenhaim, President and Chief Executive Officer of Nova. "Our initiatives to diversify our customer base and expand our presence in the Memory segment continue to bear fruit with growing contribution from several Memory customers, including a leading Memory manufacturer that accounted for 30% of the product revenues."

“Nova is evolving to offer a wider range of solutions, expanding our addressable markets and supporting our plans for sustainable growth,” continued Mr. Oppenhaim. “Following the successful integration of ReVera , today we can offer a unique and differentiated portfolio, which combines disruptive hardware and software capabilities and is appealing to a growing number of customers.”

"With another record year clearly in our sights, we are progressing steadily toward our long-term growth targets while enhancing our product offering and expanding our market presence," concluded Mr. Oppenhaim.

2017 Fourth Quarter Financial Outlook

Management provided an outlook for the fourth quarter, the period ending December 31, 2017. Based on current estimates, management expects:

•	$53 million to $57 million in revenue

•	$0.29 to $0.37 in diluted GAAP EPS

•	$0.34 to $0.42 in diluted non-GAAP EPS

2017 Third Quarter Results

Total revenues for the third quarter of 2017 were $54.1 million, a decrease of 4% compared to the second quarter of 2017 and a year-over-year increase of 23% relative to the third quarter of 2016.

Gross margin for the third quarter of 2017 was 61%, compared to gross margin of 59% in the second quarter of 2017 and compared to the gross margin of 22% in the third quarter of 2016, which included $12.9 million of expense related to royalty buyout agreement with the Office of the Chief Scientist and $1.9 million of expense related to inventory write-off.

Operating expenses in the third quarter of 2017 were $18.3 million, compared to $17.7 million in the second quarter of 2017 and compared to $16.6 million in the third quarter of 2016.

On a GAAP basis, the company reported net income of $11.5 million, or $0.40 per diluted share, in the third quarter of 2017. This is compared with $13.3 million, or $0.47 per diluted share, in the second quarter of 2017, and compared with net loss of $4.8 million, or $0.18 loss per diluted share, in the third quarter of 2016, which was inclusive of a non-recurring expense of $12.9 million related to royalty payment to the Israeli Office of the Chief Scientist and $1.9 million of expense related to inventory write-off.

On a non-GAAP basis, which excludes amortization of acquired intangible assets, net adjustments of deferred tax assets and stock-based compensation expenses, expense related to royalty buyout agreement with the Office of the Chief Scientist and inventory write-off, the company reported net income of $13.1 million, or $0.46 per diluted share, in the third quarter of 2017. This is compared with net income of $15.2 million, or $0.53 per diluted share, in the second quarter of 2017, and compared with net income of $9.4 million, or $0.34 per diluted share, in the third quarter of 2016.

Total cash reserves at September 30, 2017 were $144.6 million, compared to $91.7 million at December 31, 2016.

Conference Call Information

Nova will host a conference call today, November 1, 2017, at 9 a.m. Eastern Time, to discuss the financial results and outlook. To attend the conference call, please dial one of the following teleconferencing numbers. Please begin by placing your calls five minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

U.S. Dial-in Number: 1-800-310-1961
ISRAEL Dial-in Number: 1-809-245-905
INTERNATIONAL Dial-in Number: 1-719-325-2291
At:
9 a.m. Eastern Time
6 a.m. Pacific Time
3 p.m. Israeli Time

Please reference conference ID 1221502

The conference call will also be webcast live from a link on Nova's website at http://ir.novameasuring.com.

A replay of the conference call will be available from November 2, 2017 at 12 p.m. Eastern Time to November 9, 2017 at 11:59 p.m. Eastern Time. To access the replay, please dial one of the following numbers:

Replay Dial-in TOLL-FREE   1-844-512-2921
Replay Dial-in TOLL/INTERNATIONAL   1-412-317-6671

Replay Pin Number:  1221502

A replay will also be available for 90 days on Nova's website at http://ir.novameasuring.com.

About Nova: Nova delivers continuous innovation by providing advanced metrology solutions for the semiconductor manufacturing industry. Deployed with the world's largest integrated-circuit manufacturers, Nova's products deliver state-of-the-art, high-performance metrology solutions for effective process control throughout the semiconductor fabrication lifecycle. Nova's product portfolio, which combines high-precision hardware and cutting-edge software, supports the development and production of the most advanced devices in today's high-end semiconductor market. Nova's technical innovation and market leadership enable customers to improve process performance, enhance products' yields and accelerate time to market. Nova acts as a partner to semiconductor manufacturers from its offices around the world. Additional information may be found at www.novameasuring.com.

Nova is traded on the NASDAQ & TASE under the symbol NVMI.

This press release provides financial measures that exclude charges for amortization of acquired intangible assets, net adjustment of deferred tax assets, stock-based compensation expenses and expense related to royalty buyout agreement with the Office of the Chief Scientist and inventory write-off and are therefore not calculated in accordance with generally accepted accounting principles (GAAP). Management believes that these non-GAAP financial measures provide meaningful supplemental information regarding Nova's performance because they reflect our operational results and enhances management's and investors' ability to evaluate Nova's performance before charges or benefits considered by management to be outside Nova's ongoing operating results. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Management believes that it is in the best interest of its investors to provide financial information that will facilitate comparison of both historical and future results and allows greater transparency to supplemental information used by management in its financial and operational decision making. A reconciliation of each GAAP to non-GAAP financial measure discussed in this press release is contained in the accompanying financial tables.

This press release contains forward-looking statements within the meaning of safe harbor provisions of the Private Securities Litigation Reform Act of 1995 relating to future events or our future performance, such as statements regarding, but are not limited to, anticipated growth opportunities and projections about our business and its future revenues, expenses and profitability. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied in those forward looking statements. Factors that may affect our results, performance, circumstances or achievements include, but are not limited to, the following: our dependency on three product lines; our dependency on a small number of large customers and small number of suppliers; the highly cyclical and competitive nature of the markets we target and we operate in; our inability to reduce spending during a slowdown in the semiconductor industry; our ability to respond effectively on a timely basis to rapid technological changes; our ability to recognize the benefits of ReVera acquisition and risks that the acquisition may disrupt current plans and operations and impact relationships with customers, distributors and suppliers; our dependency on PEMs; risks related to exclusivity obligations and non-limited liability that may be included in our commercial agreements and arrangements; our ability to retain our competitive position despite the ongoing consolidation in our industry; risks related to our dependence on our manufacturing facilities; risks related to changes in our order backlog; risks related to efforts to complete and integrate current and/or future acquisitions; risks related to the worldwide financial instabilities; risks related to our intellectual property; new product offerings from our competitors; unanticipated manufacturing or supply problems; risks related to government programs we participate in; risks related to taxation; changes in customer demand for our products; risks related to currency fluctuations, risks related to acquisitions we may pursue and risks related to our operations in Israel. We cannot guarantee future results, levels of activity, performance or achievements. The matters discussed in this press release also involve risks and uncertainties summarized under the heading "Risk Factors" in Nova's Annual Report on Form 20-F for the year ended December 31, 2016 filed with the Securities and Exchange Commission on March 3, 2017. These factors are updated from time to time through the filing of reports and registration statements with the Securities and Exchange Commission. Nova Measuring Instruments Ltd. does not assume any obligation to update the forward-looking information contained in this press release.

(Tables to Follow)

NOVA MEASURING INSTRUMENTS LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands) - (Unaudited)

	As of
	September 30, 2017	December 31, 2016
ASSETS

Current assets
Cash and cash equivalents	20,020	20,406
Short-term interest-bearing bank deposits	123,833	70,546
Trade accounts receivable	33,554	42,626
Inventories	38,952	29,260
Other current assets	8,500	5,068

Total current assets	224,859	167,906

Long-term assets
Long-term interest-bearing bank deposits	750	750
Deferred tax assets	2,009	3,020
Severance pay funds	1,457	1,425
Property and equipment, net	9,526	10,017
Identifiable intangible assets, net	13,440	15,361
Goodwill	20,114	20,114

Total long-term assets	47,296	50,687

Total assets	272,155	218,593

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities
Trade accounts payable	17,623	16,501
Deferred revenues	11,426	4,072
Other current liabilities	21,072	18,461

Total current liabilities	50,121	39,034

Long-term liabilities
Deferred tax liabilities	447	1,094
Liability for employee severance pay	2,541	2,418
Other long-term liabilities	1,603	1,330

Total long-term liabilities	4,591	4,842

Shareholders' equity	217,443	174,717

Total liabilities and shareholders’ equity	272,155	218,593

NOVA MEASURING INSTRUMENTS LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
 (U.S. dollars in thousands, except per share data) - (Unaudited)

	Three months ended		Nine months ended
	September 30, 2017	September 30, 2016	September 30, 2017	September 30, 2016

Revenues:
Products	41,119	32,944	129,589	82,633
Services	12,939	11,116	35,025	31,058
Total revenues	54,058	44,060	164,614	113,691

Cost of revenues:
Products	13,790	13,127	44,719	33,080
Services	7,389	6,476	20,762	18,725
Expense related to royalty buyout agreement with the Office of the Chief Scientist	-	12,875	-	12,875
Inventory write-off	-	1,889	-	1,889
Total cost of revenues	21,179	34,367	65,481	66,569

Gross profit	32,879	9,693	99,133	47,122

Operating expenses:
Research and development expenses, net	9,826	9,181	28,339	25,773
Sales and marketing expenses	5,863	5,020	17,843	14,922
General and administration expenses	1,947	1,802	5,542	5,133
Amortization of acquired intangible assets	641	637	1,921	1,909
Total operating expenses	18,277	16,640	53,645	47,737

Operating income (loss)	14,602	(6,947)	45,488	(615)

Financing income, net	626	301	1,566	1,026

Income (loss) before tax on income	15,228	(6,646)	47,054	411

Income tax expenses (benefit)	3,726	(1,868)	8,836	(869)

Net income (loss) for the period	11,502	(4,778)	38,218	1,280

Earnings (loss) per share:
Basic	0.41	(0.18)	1.38	0.05
Diluted	0.40	(0.18)	1.34	0.05

Shares used for calculation of earnings (loss) per share:

Basic	27,788	27,169	27,637	27,136
Diluted	28,601	27,169	28,437	27,361

NOVA MEASURING INSTRUMENTS LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands) - (Unaudited)

	Three months ended		Nine months ended
	September 30, 2017	September 30, 2016	September 30, 2017	September 30, 2016
Cash flows from operating activities:
Net income (loss) for the period	11,502	(4,778)	38,218	1,280

Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation	938	1,191	2,831	3,540
Amortization of acquired intangible assets	641	637	1,921	1,909
Amortization of deferred stock-based compensation	669	639	1,880	2,044
Increase (decrease) in liability for employee termination benefits, net	18	(1)	91	95
Deferred tax assets, net	289	(1,813)	364	(1,395)
Decrease (increase) in trade accounts receivable	2,798	(783)	9,072	(4,512)
Decrease (increase) in inventories	(5,292)	1,722	(9,908)	(1,335)
Increase in other current and long-term assets	(2,477)	(687)	(3,432)	(295)
Increase (decrease) in trade accounts payable	(1,586)	(760)	1,122	(2,004)
Increase (decrease) in other current liabilities and other long-term liabilities	736	2,043	3,024	(564)
Increase (decrease) in short term deferred revenues	1,190	701	7,354	(1,405)

Net cash provided by (used in) operating activities	9,426	(1,889)	52,537	(2,642)

Cash flow from investment activities:
Decrease (increase) in short-term interest-bearing bank deposits	(30,628)	5,682	(53,287)	(250)
Additions to property and equipment	(857)	(535)	(2,124)	(1,615)

Net cash provided by (used in) investment activities	(31,485)	5,147	(55,411)	(1,865)

Cash flows from financing activities:
Purchases of treasury shares	-	-	-	(937)
Shares issued under employee stock-based plans	347	941	2,488	1,365

Net cash provided by financing activities	347	941	2,488	428

Increase (decrease) in cash and cash equivalents	(21,712)	4,199	(386)	(4,079)
Cash and cash equivalents – beginning of period	41,732	19,455	20,406	27,733
Cash and cash equivalents – end of period	20,020	23,654	20,020	23,654

NOVA MEASURING INSTRUMENTS LTD.
RECONCILIATION OF GAAP TO NON-GAAP RESULTS
(U.S. dollars in thousands, except percentage and per share data) - (Unaudited)

	Three months ended
	September 30, 2017	June 30, 2017	September 30, 2016
GAAP cost of revenues	21,179	22,732	34,367
Expense related to royalty buyout agreement with the Office of the Chief Scientist	-	-	(12,875)
Inventory write-off	-	-	(1,889)
Stock-based compensation in cost of products	(113)	(74)	(79)
Stock-based compensation in cost of services	(57)	(56)	(52)
Non-GAAP cost of revenues	21,009	22,602	19,472

GAAP gross profit	32,879	33,394	9,693
Gross profit adjustments	170	130	14,895
Non-GAAP gross profit	33,049	33,524	24,588
GAAP gross margin as a percentage of revenues	61%	59%	22%
Non-GAAP gross margin as a percentage of revenues	61%	60%	56%

GAAP operating expenses	18,277	17,708	16,640
Stock-based compensation in research and development	(259)	(188)	(200)
Stock-based compensation in sales and marketing	(95)	(146)	(226)
Stock-based compensation in general and administrative	(145)	(84)	(82)
Amortization of acquired intangible assets	(641)	(640)	(637)
Non-GAAP operating expenses	17,137	16,650	15,495
Non-GAAP operating income	15,912	16,874	9,093
GAAP operating margin as a percentage of revenues	27%	28%	(16)%
Non-GAAP operating margin as a percentage of revenues	29%	30%	21%

GAAP tax on income	3,726	2,898	(1,868)
Deferred tax assets adjustments, net	(289)	(666)	1,813
Non-GAAP tax on income	3,437	2,232	(55)

GAAP net income (loss)	11,502	13,313	(4,778)
Amortization of acquired intangible assets	641	640	637
Expense related to royalty buyout agreement with the Office of the Chief Scientist	-	-	12,875
Stock-based compensation expenses	669	548	639
Deferred tax assets adjustments, net	289	666	(1,813)
Inventory write-off	-	-	1,889
Non-GAAP net income	13,101	15,167	9,449

GAAP basic earnings (loss) per share	0.41	0.48	(0.18)
Non-GAAP basic earnings per share	0.47	0.55	0.35

GAAP diluted earnings (loss) per share	0.40	0.47	(0.18)
Non-GAAP diluted earnings per share	0.46	0.5 3	0.34

Shares used for calculation of earnings (loss) per share:
Basic	27,788	27,655	27,169
Diluted	28,601	28,562	27,536